EAGLE BULK SHIPPING INC.

August 26, 2014

By EDGAR Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Claire Erlanger
Re:             Eagle Bulk Shipping Inc.
Form 10-K for the Year Ended December 31, 2013
Filed March 31, 2014
Form 10-Q for the Quarter Ended March 31, 2014
Filed May 15, 2014
File No. 001-33831
Dear Ms. Erlanger:
As per your earlier telephone conversation with Gary J. Wolfe of Seward & Kissel LLP, U.S. legal counsel for Eagle Bulk Shipping Inc. (the "Company"), this correspondence is to confirm that the Company will submit its response to the Staff's comment letter regarding the Company's filings referenced above, dated July 16, 2014, on or before September 30, 2014.
Very truly yours, SEWARD & KISSEL LLP
By:	/s/Gary J. Wolfe
Name: Gary J. Wolfe